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SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

Fisher Communications, Inc.

(Name of Issuer)

Common Stock – Par Value $1.25

(Title of Class of Securities)

337756 20 9

(CUSIP Number)

Sharon J. Johnston, 600 University St., #1525, Seattle, WA 98101 (206) 404-6048

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 22, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐    Rule 13d-1(b)

☐    Rule 13d-(c)

☒    Rule 13d-1(d)

CUSIP NO. 337756 2 0 9

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Donald G. Graham, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* N/A	(a) ☐ (b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 906,205 6 SHARED VOTING POWER 0 7 SOLE DISPOSITIVE POWER 88,370 8 SHARED DISPOSITIVE POWER 436,731

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 906,205

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.7%

12	TYPE OF REPORTING PERSON* Individual

Item 1(a).    Name of Issuer:

Fisher Communications, Inc.

Item 1 (b).    Address of Issuer’s Principal Executive Offices:

600 University Street, #1525, Seattle, WA 98101

Item 2(a).    Name of Person Filing:

Donald G. Graham, Jr.

Item 2(b).    Address of Principal Business Office or, if None, Residence:

600 University Street, #1525, Seattle, WA 98101

Item 2(c).    Citizenship:

United States

Item 2(d).    Title of Class of Securities:

Common Stock, $1.25 par value

Item 2(e).    CUSIP Number:

337756 20 9

Item 3.    If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	☐	Investment company registered under Section 8 of the Investment Company Act.

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-l(b)(l)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	Group, in accordance with Rule 13d-l(b)(l)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box.  ☐

Not applicable.

Item 4.    Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

906,205*

(b)	Percent of class:

10.7%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote 906,205 Shares

(ii)	Shared power to vote or to direct the vote 0 Shares

(iii)	Sole power to dispose or to direct the disposition of 88,370 Shares

(iv)	Shared power to dispose or to direct the disposition of 436,731 Shares

*Mr. Graham owns 51,410 shares. In addition, he has sole voting power and shared investment power as to the 436,731 shares owned by the O.D. Fisher Investment Company. Additionally, Mr. Graham has voting and investment power as to 36,960 shares held by the estate of his deceased wife, Felecia A. Graham, of which he is the personal representative and trustee. He also has voting power as to a total of 381,104 shares held by a trust under the will of Nellie Hughes Fisher, and a trust under the will of O.D. Fisher.

Item 5.    Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☐

Not applicable.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

In certain circumstances, persons other than Mr. Graham have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities reported on this Schedule 13G. No such interests relate to more than five percent of the Common Stock.

Item 7.    Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.    Identification and Classification of Members of the Group.

Not applicable.

Item 9.    Notice of Dissolution of Group.

Not applicable.

Item 10.    Certifications.

Not applicable.

The remainder of this page is intentionally blank.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 4, 2003
(Date)

/s/ DONALD G. GRAHAM, JR.
(Signature)

Donald G. Graham, Jr.
(Name/Title)